UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 30, 2020

YATRA ONLINE, INC.

Gulf Adiba, 4th Floor, Plot No. 272, Phase-II,

Udyog Vihar, Sector-20,

Gurgaon, Haryana 122008

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director Resignation

Effective June 30, 2020, Sudhir Kumar Sethi resigned from the Board of Directors of Yatra Online, Inc. (the “Company”). Mr. Sethi had served as a non-executive member of the Company’s board of directors since March 2014. Mr. Sethi informed the Company that his decision to resign from the Board of Directors did not result from a disagreement with the Company or any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 30, 2020	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer